Exhibit 4.1
THIRD ADDENDUM TO A DEED OF TRUST
This addendum (the “Addendum”) to the Deed of Trust entered into by and between Ormat Technologies, Inc. (the “Company”) and Mishmeret — Trusts Services Company Ltd. (formerly: Ziv Haft Trust Company Ltd.) (the: “Trustee”), dated August 3, 2010 as amended on January 31, 2011 (effective as of January 27, 2011) and on February 13, 2011 (the Deed of Trust as amended twice, shall be referred to hereinafter as the “Deed of Trust”) is made and executed this day of December 1, 2011 (the “Effective Date”).
WHEREAS the Company convened a general meeting of the holders of the bonds issued under the Deed of Trust, in which it proposed making amendments to the Deed of Trust in return to a one time compensation to the holders of the aforesaid bonds, all as set forth in the notice of the general meeting issued on November 3, 2011 (“The Company’s Proposal") (Schedule 1 - The Company’s Proposal); and
WHEREAS, the general meeting of the bondholders approved, on November 27, 2011 The Company’s Proposal; and
WHEREAS, the company has fulfilled its part in The Company’s Proposal; and
WHEREAS, the parties wish to amend the Deed of Trust in accordance with the approval of the general meeting of the bondholders, which amendment shall be in full force and effect as of the Effective Date,
NOW THEREFORE, in consideration of the mutual premises, covenants and understandings contained herein, the parties agree as follows:
1.	General
1.1	The preamble to this Addendum constitutes an integral part hereof.
1.2	Unless otherwise defined herein, the capitalized terms appearing herein shall have the meanings attributed to them in the Deed of Trust.
2.	Amendment
2.1	The definition of the term “Adjusted EBITDA” in section 3.3 to the Deed of trust will be replaced with the following:
"“Adjusted EBITDA” — at any given time, the Company’s EBIDTA together with depreciation, amortization, interest and taxes, which are attributed to the Company’s investments in its non-consolidated subsidiaries presented on the equity basis, according to the Company’s holding percentage therein, and net of any impairment of property, plant and equipment and other intangible assets, as stated in the Discussion and Financial Analysis Item in the annual and quarterly reports.”
2.2	In section 3.5 to the Deed of Trust, the ratio “20%” shall be replaced with the ratio of “25%”, so that section 3.5 shall read as follows:
"The Company undertakes that as long as the principal of the Bonds has not been repaid in full, the ratio between the capital and the total balance sheet as these appear in its annual and quarterly consolidated financial statements (audited or reviewed) will not be less than 25%.”

3.	With the exception of the foregoing, no other variation shall be made in the Deed of Trust.
In witness whereof, the parties have executed this Addendum as of the Effective Date.

/s/Rami Sebty /s/ Rami Katzav	/s/ Yehudit Bronicki

The Trustee Mishmeret — Trusts Services Company Ltd.	The Company Ormat Technologies, Inc.